16004144

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/22/16

February 25, 2016

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-25-16

Jason K. Brenkert
Dorsey & Whitney LLP
brenkert.jason@dorsey.com

Re: Great Basin Scientific Inc.
Incoming letter dated January 22, 2016

Dear Mr. Brenkert:

This is in response to your letters dated January 22, 2016 and February 19, 2016 concerning the shareholder proposal submitted to Great Basin by James Theologus. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: James Theologus
*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Great Basin Scientific Inc.
Incoming letter dated January 22, 2016

The proposal relates to the company's officers.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or a proposal to be presented directly at the special or annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Great Basin may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Great Basin's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Great Basin omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Great Basin relies.

We note that Great Basin did not file its statement of objections to including the proposal in its special meeting proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials for the special meeting as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Supplemental Response - Great Basin Scientific Inc. Special Meeting and 2016 Annual Meeting Stockholder Proposal of James Theologus

Ladies and Gentlemen:

This statement and the materials enclosed herewith are submitted on behalf of our client, Great Basin Scientific Inc., a Delaware corporation ("**Great Basin**" or the "**Company**"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and amends and supplements our statement to you dated January 22, 2016 ("**Prior Statement**"). On January 9, 2016, Great Basin received, via a submission on the Company's website, a proposal dated January 1, 2016 (the "**Proposal**") from James Theologus (the "**Proponent**") to call a special meeting of the stockholders and hold a vote on the matters set forth in the Proposal. The Proposal was attached to the Prior Statement as Exhibit A.

In the Prior Statement, we requested that the Staff concur that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Company's proxy materials for both its annual meeting of stockholders (the "**Annual Meeting**"), and its upcoming special meeting of stockholders (the "**Special Meeting**"). As set forth in the Prior Statement, the Proposal was submitted after the deadline for inclusion in the proxy materials for the Annual Meeting pursuant to Rule 14a-8(e)(2) and the Company believes that the proxy materials were also not submitted a reasonable time before the Company planned to print and mail its proxy materials for the Special Meeting pursuant to Rule 14a-8(e)(3).

Pursuant to this Statement, we providing an update on the anticipated timing of both the Annual Meeting and the Special Meeting and requesting that the Staff grant the Company's request in the Prior Statement and concur that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Company's proxy materials for both its Annual Meeting and its Special Meeting because the Proposal was not timely submitted to the Company under Rule 14a-8(e).

Further, as set forth in the Prior Statement, since it is not settled whether the submission of the Proposal met the reasonable timeliness requirement of Rule 14a-8(e)(3), the Company provided the Proponent with notice and 14 calendar days to correct the numerous other procedural deficiencies in the submission and the Proposal under Rule 14a-8. The Proponent did not cure these deficiencies within 14 calendar days of the receipt of the Company's notification to the Proponent of such deficiencies on January 22, 2016. Therefore, the Company is also hereby requesting that the Staff grant the Company's request to concur that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Company's proxy materials for its Annual Meeting and Special Meeting for these procedural deficiencies as detailed herein.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB 14D**"). Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(j)(1), a copy of this letter and the attachments is being sent via e-mail to the Proponent pursuant to the Proponent's request. We also take this opportunity to inform the Proponent that if he elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

A. <u>Annual Meeting – Supplemental Update</u>

In the Prior Statement, we represented that the Company anticipated filing its definitive proxy materials for its Annual Meeting on or about April 30, 2016 for a meeting to be held on or about May 30, 2016. Subsequently, in connection with the Company's ongoing public offering of units pursuant to its registration statement on Form S-1 (File No. 333-207761), the Company has agreed with the investors in that offering to hold a meeting of its stockholder on or before May 16, 2016 to hold a vote on certain matters related to the Series E Warrants being issued thereunder. Therefore, the Company now plans to file its definitive proxy materials on or about April 16, 2016 for an Annual Meeting to be held on May 16, 2016.

The Company's Annual Meeting in 2016 was held on May 27, 2015. The change in the Annual Meeting date from May 27 to May 16 is a difference of only 11 calendar days from the prior year's meeting date. Therefore, under Rule 14a-8(e)(2), since the meeting date will not change more than 30 days, the 120-day deadline as properly calculated under Rule 14a-8(e)(2) remains unchanged.

The deadline for submitting proposals for inclusion in the proxy materials for Great Basin's 2016 Annual Meeting was January 2, 2016 as noted in the Company's 2015 proxy statement for its 2015 annual meeting, as filed with the Commission on April 30, 2015, and again in the Company's proxy statement for its December 8, 2015 special meeting of stockholders as filed with the SEC on November 3, 2015. The Proposal was submitted on January 9, 2016.

Because the submission of the Proponent was not received at the Company's principal executive offices by the deadline provided by Rule 14a-8(e)(2), further to the Company's analysis set forth in the Prior Statement, the Company respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Company's proxy materials for the 2016 Annual Meeting.

The Company currently expects to file its definitive proxy materials on or about April 16, 2016. Accordingly, as contemplated by Rule 14a-8(j), the Prior Statement was filed with the SEC no later than 80 calendar days before the date upon which the Company expects to file its definitive proxy materials.

B. Special Meeting – Supplemental Update

In the Prior Statement, we represented that the Company anticipated filing its preliminary proxy statement for the Special Meeting on or about January 26, 2016 and its definitive proxy statement for the Special Meeting on or about February 5, 2016. We also noted that the Special Meeting was contractually mandated to be held on or before March 4, 2016, pursuant to Section 4(p) of that certain securities purchase agreement between the Company and the purchasers of its senior secured convertible notes, dated December 28, 2015 (the "**SPA**"), filed as Exhibit 10.1to the Company's Form 8-K as filed with the Commission on December 29, 2015.

Subsequent to our submission of the Prior Statement, on February 8, 2016, the Company entered into an amendment agreement to the SPA which, in relevant part, extended the deadline to hold the Special Meeting from March 4, 2016 to March 31, 2016. Accordingly, the Company now anticipates filing the definitive proxy materials and printing and mailing on or about February 29, 2016 for a Special Meeting to be held on March 23, 2016.

The Company continues to believe that it may properly exclude the Proposal from the Special Meeting proxy materials pursuant to Rule 14a-8(e)(3) because it did not receive the Proposal within a reasonable time before the Company will begin printing and sending its proxy materials for the Special Meeting.

In determining whether a proposal is made within a reasonable time, the fundamental consideration is whether the time of submission of the proposal affords the registrant reasonable time to consider the proposal without causing an excessive delay in the distribution of proxy materials to stockholders. *See, Jefferson-Pilot Corporation* (January 30, 2006). In Jefferson-Pilot, the company was holding a special meeting and the proponent of the proposal submitted the proposal to the company on January 17, 2006, only 22 days before the company planned to print and mail its proxy material. In that instance, the Staff found some basis for Jefferson-Pilot's view that the proposal was not timely submitted in accordance with Rule 14a-8(e)(3).

The Proponent submitted its Proposal on January 9, 2016. The Company is prepared and filed its preliminary proxy materials on January 28, 2016 and anticipates filing its definitive proxy materials on or about February 25, 2016. Due to manner in which the anticipated timing of the Special Meeting was extended from February 5, 2016 to February 25, 2016, the Company believes that the Proposal was still not submitted in a timely manner under Rule 14a-8(e)(3) and doesn't believe that the 20 calendar day extension in the timing of the filing, printing and mailing of the definitive proxy materials changes the analysis from the Prior Statement. The Company will not have had sufficient time to consider the Proposal and determine if it desires to object to the Proposal under Rule 14a-8(i).

Because the submission of the Proponent does not meet the reasonable time requirement provided by Rule 14a-8(e)(3), further to the Company's anlaysis in the Prior Statement, the Company respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Company's proxy materials for the Special Meeting.

As it relates to the special meeting of the Company to be held on or about March 23, 2016 (the "**Special Meeting**"), the Company expects to file its definitive proxy materials on or about February 25, 2016. Rule 14a-8(j) provides that if a company intends to exclude a proposal from its proxy materials, it must file its reason with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. However, the Staff may waive this requirement, if the company demonstrates good cause for missing the deadline. The Staff has previously found such good cause to exist when the proponent has not provided the proposal in a timely manner so as to allow the company to respond within the time period required by Rule 14-8(j)(1). *See, Science Applications International Corp.,* (November 21, 2005). In this instance, the Proposal was not received until after the 80-day deadline. Accordingly, it is impossible for the Company to comply with Rule 14a-8(j)(1) and, therefore, the Company hereby requests a waiver of the 80-day requirement of Rule 14a-8(j)(1) as it relates to the Special Meeting.

C. <u>Procedural Deficiencies</u>

a. Background

As disclosed in the Prior Statement, the Proponent's submission contained a number of deficiencies, including failing to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of continuous ownership of the requisite amount of the Company's voting securities for at least one year prior to the date on which the Proposal was submitted, (2) Rule 14a-8(b)(2) concerning the proof of status as a holder of record or otherwise of such securities, (3) Rule 14a-8(b)(1) & (2) concerning providing a representation that Proponent intended to hold the requisite amount of securities through the date of meeting, and (4) Rule 14a-8(d) regarding the length of the Proposal.

As disclosed in the Prior Statement, on January 22, 2016, within 14 calendar days of the date on which the Company received the proposal (January 9, 2016), the Company provided the Proponent a letter notifying him of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, which was attached to the Prior Statement as <u>Exhibit B</u>, the Company informed the Proponent of the requirements of Rule 14a-8 and explained how he could cure the procedural deficiencies. Specifically, as relevant here, the Deficiency Notice:

- stated the ownership requirements of Rule 14a-8(b);
- explained the types of statements or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including "a written statement from the record holder

of your shares verifying that you beneficially held the requisite number of shares of the Company's common stock continuously for at least one year as of the date you submitted the Proposal";

- explained that the Proponent must submit a written statement "that you will continue to hold such requisite number of shares through to the date of the meeting"; and
- explained that the Proposal including any accompanying statement, may not exceed 500 words and that the materials provided appeared to total 693 words.

The Deficiency Notice also included a copy of Rule 14a-8. The Deficiency Notice was delivered to the Proponent via email, per the Proponent's request, on January 22, 2016.

On January 25, 2016, the Proponent responded by email providing a link to the same petition on the website www.change.org which the Proponent provided a link to in his initial Proposal. The website contains no information on share ownership of the Proponent, a written statement of the Proponent's intention to hold sufficient shares through the meeting date or clarifying the Proposal to not exceed 500 words. In fact, there are no documents that would be responsive to the Deficiency Notice contained on the website linked in the email. See Exhibit A hereto.

The Company received no further correspondence from the Proponent seeking to rectify the deficiencies set forth in the Deficiency Notice and the deadline to cure such deficiencies passed on February 5, 2016.

b. Analysis

The Proposal May Be Excluded Under Rule 14a-8(b), Rule 14a-8(d) and Rule 14a-8(f)(1) Because the Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice or clarify the length of the intended Proposal and supporting statements under Rule 14a-8(d) as described in the Deficiency Notice. Specifically, even though the Deficiency Notice clearly requested proof of ownership for the one-year period preceding and including January 9, 2016, the date the Proposal was submitted to the Company, the Proponent never submitted any proof of Proponent's ownership of the required amount of the Company's stock for the requisite ownership period.

Further, the Proponent never submitted any written statement under Rule 14a-8(b) that Proponent would continue to hold the requisite number of shares through to the meeting date. In fact, the Proponent's email admits that Proponent did not continuously own such shares following submission of the Proposal, but that Proponent "bought back in" to allegedly meet the required share amount (although no proof of such purchase or ownership is provided). In fact, the Proponent stated in a telephone conference with Jason K. Brenkert at Dorsey & Whitney LLP following submission of the

Proposal, that the Proponent had sold his stock in the Company subsequent thereto and therefore could not have met the requirement to continuously hold the requisite number of shares through the meeting date.

Finally, the Proponent never clarified the length of the Proposal and supporting statements to meet the requirements of Rule 14a-8(d) noted in the Deficiency Notice that the Proposal and all supporting statements be limited to 500 words. The statements contained at the linked www.change.org petition counted 693 words and the Proponent never clarified which of those statements were proposed to be included in the Company's proxy materials and which, if any, were intended to be excluded.

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company,"

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), so long as the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency with the required time. In addition, Staff Legal Bulleting No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for one-year period required under Rule 14a-8(b)(1). SLB 14G states that going forward, the Staff:

> will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a8-(f) on the basis that the proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically.

The Company satisfied its obligations under Rule 14a-8 and SLB 14G by transmitting to the Proponent in a timely manner the Deficiency Notice, which set forth the information listed above and attached a copy of Rule 14a-8, and which identified the specific date on which the proposal was submitted and provided the explanation required under SLB 14G. Specifically, the Deficiency Notice stated that no proof of ownership had been provided and detailed the manner in which sufficient proof of ownership could be submitted to rectify the deficiency and state the dated for purposes of SLB 14G that the Proposal was submitted as January 9, 2016.

The Staff consistently has granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish adequate evidence of continuous share ownership for the precise one-year period preceding and including the submission date of the proposal. For example, in Starbucks Corp. (avail. Dec. 11, 2014), the proponent submitted the proposal on September 24, 2014 and, despite receiving clear instructions in a deficiency notice, provided a broker letter that only established continuous ownership of company securities for one year as of September 26, 2014. The Staff concurred in the exclusion of the proposal. noting that "the proponent appears to have failed to supply, within 14 days of Starbucks' request documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b)." *See also PepsiCo, Inc. (Albert)* (avail. Jan. 10, 2013) (letter from broker stating ownership for one year as of November 19, 2012 was insufficient to prove continuous ownership for one year as of November 20, 2012, the date the proposal was submitted); *Morgan Stanley* (avail. Jan. 15, 2013) (letter from broker stating ownership for one year as of November 6, 2012 was insufficient to prove continuous ownership for one year as of November 9, 2012, the date the proposal was submitted); *Verizon Communications Inc.* (avai l. Jan. 12, 2011) (first broker letter stating ownership "for more than a year" as of November 16. 2010 was insufficient to prove continuous ownership for a year preceding and including November 17, 2010, the proposal submission date, and second broker letter furnished by proponent was untimely and similarly worded); *Union Pacific Cmp.* (avai l. Mar. 5, 2010) (broker letter, stating ownership for the year preceding and including November 17, 2009, was insufficien1t to prove continuous ownership for proposal submitted on November 19, 2009); *General Electric Co. (Randall)* (avail. Dec. 16, 2009) (resubmitting a proposal under a revised cover letter, which had been backdated one day to coincide with a broker letter confirming ownership for at least one year as of October 22009, was insufficient to prove continuous ownership for a year preceding and including October 28, 2009; the proposal submission date).

Here, the Proponent submitted the Proposal on January 9, 2016. Therefore, the Proponent had to verify continuous ownership for the one-year period preceding and including this date, i.e., January 9, 2015 through January 9, 2016. The Company provided a deficiency notice within the 14-day period required by Rule 14a-8(f)(1). During the 14-day period following delivery of the Deficiency Notice to the Proponent and through to the date of this statement, the Proponent has never submitted any proof to the Company of ever owning any shares of the Company, ever owing the requisite number of shares of the Company, owing such requisite number of shares of the Company for the required one-year period or providing a written statement that the Proponent will continue to hold such shares through to the date of the meeting.

Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(l), the Proponent failed to supply, within 14 days of receipt of the Company's request, documentary support sufficiently evidencing that he continuously owned the required number of Company shares as required by Rule 14a-8(b) or a written statement that the Proponent will continue to own such shares through to the date of the meeting.

Finally, the Proponent never provided the Company clarification on the exact Proposal and accompanying statements that Proponent desired to have included in the Company's proxy materials. The provided Proposal and accompanying statements totaled 693 words in length. As specifically required by Rule 14a-8(d), the Proposal and any accompanying statement may not exceed 500 words. The Deficiency Notice specifically notified the Proponent of this deficiency and requested that the Proponent by resubmitting the Proposal and supporting statement to make it clear what the Proponent would propose to have included in the Proposal send to shareholders and ensure that such submission does not exceed 500 words. The Proponent never responded to Deficiency Notice to cure this deficiency.

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its proxy materials for its Annual Meeting and Special Meeting pursuant to Rule 14a-8(b), Rule 14a-8(d) and Rule 14a-8(f)(1).

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 303.352.1133.

Sincerely,

Jason K. Brenkert

JKB:hld
Enclosures

cc: James Theologus
Jeff Rona (Chief Financial Officer, Great Basin Scientific Inc.)

EXHIBIT A

EXHIBIT A

Brenkert, Jason

From:	James Theologus *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, January 25, 2016 11:49 AM
To:	Brenkert, Jason
Subject:	Re: Great Basin Scientific Inc.
Follow Up Flag:	Follow up
Flag Status:	Flagged

Mr. brenkert, as you will see from the link I will post below, we have met the financial side of the request. I myself bought back in for just to make sure.

https://www.change.org/p/shareholders-of-stock-symbol-gbsn-resignation-and-replacement-of-the-officers-of-great-basin-scientific

On Friday, January 22, 2016, <brenkert.jason@dorsey.com> wrote:
James:

Our behalf of our client, Great Basin Scientific Inc., please find attached the Company's response to your request for a special shareholder meeting and for a vote on the proposal you submitted.

Please direct any correspondence related to this matter to me.

Thank you.

Jason K. Brenkert
Partner

DORSEY & WHITNEY LLP
1400 Wewatta Street
Suite 400
Denver, CO 80202-5549
www.dorsey.com
P: 303.352.1133
F: 303.629.3450
C: 303.653.6969

Pages 15 through 22 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Great Basin Scientific Inc. Special Meeting and 2016 Annual Meeting Stockholder Proposal of James Theologus

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of our client, Great Basin Scientific Inc., a Delaware corporation (“**Great Basin**” or the “**Company**”), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On January 9, 2016, Great Basin received, via a submission on the Company’s website, a proposal dated January 1, 2016 (the “**Proposal**”) from James Theologus (the “**Proponent**”) to call a special meeting of the stockholders and hold a vote on the matters set forth in the Proposal. The Proposal is attached hereto as Exhibit A.

As it relates to the annual meeting (the “**Annual Meeting**”), the Company expects to file its definitive proxy materials on or about April 30, 2016. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the SEC no later than 80 calendar days before the date upon which the Company expects to file its definitive proxy materials.

As it relates to the special meeting of the Company to be held on or before March 4, 2016 (the “**Special Meeting**”), the Company expects to file its preliminary proxy materials on or about January 26, 2016 and definitive proxy materials on or about February 5, 2016. Rule 14a-8(j) provides that if a company intends to exclude a proposal from its proxy materials, it must file its reason with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. However, the Staff may waive this requirement, if the company demonstrates good cause for missing the deadline. The Staff has previously found such good cause to exist when the proponent has not provided the proposal in a timely manner so as to allow the company to respond within the time period required by Rule 14-8(j)(1). *See, Science Applications International Corp.,* (November 21, 2005). In this instance, the Proposal was not received until after the 80-day deadline. Accordingly, it is impossible for the Company to comply with Rule 14a-8(j)(1) and, therefore, the Company hereby requests a waiver of the 80-day requirement of Rule 14a-8(j)(1) as it relates to the Special Meeting.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D (Nov. 7, 2008) (“**SLB 14D**”). Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(j)(1), a copy of this letter and the attachments is being sent via e-mail to the Proponent pursuant to the Proponent’s request.

We also take this opportunity to inform the Proponent that if he elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

I. <u>Background of the Proposal</u>

The submission of the Proponent sets forth that Proponent seeks to call a special meeting of the stockholders of the Company and seek a vote on the Proposal. Under the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws, only the Board of Directors of the Company, the Chairman of the Board or the Chief Executive Officer of the Company may call a special meeting of the stockholders. Stockholders of the Company are not permitted to call a special meeting of the stockholders and, therefore, in relation to this request, the submission is not legally sufficient.

Regardless of this deficiency in relation to the request to call a special meeting, given the general nature of the request for a vote of the stockholders on the Proposal by the Proponent, the Company believes that it is prudent to treat the submission of the Proponent as a request to have the Proposal included in either the Company's proxy statement for the Special Meeting or the 2016 Annual Meeting, under Rule 14a-8.

II. <u>The Company may exclude the Proposal from the Proxy Materials relating to the Annual Meeting because the Proponent has not satisfied the procedural requirement set forth in Rule 14a-8(e)(2) under the Exchange Act.</u>

A. <u>Analysis</u>

The Company believes that it may omit the Proposal from the proxy materials for the Annual Meeting because the website submission by the Proponent of the Proposal does not constitute delivery to the Company's principal executive offices by the properly determined deadline. Pursuant to Rule 14a-8(e)(2), the "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The deadline for submitting proposals for inclusion in the proxy materials for Great Basin's 2016 Annual Meeting was noted in the Company's 2015 proxy statement for its 2015 annual meeting, as filed with the Commission on April 30, 2015, and again in the Company's proxy statement for its December 8, 2015 special meeting of stockholders as filed with the SEC on November 3, 2015. Further, under the Company's current plans for the Annual Meeting, the date of the Annual Meeting will not be more than 30 days from the date of the 2015 annual meeting; therefore, the 120-day deadline as calculated pursuant to Rule 14a-8(e)(2) and disclosed in the above referenced proxy materials is the appropriate deadline for the submission of the Proposal.

As noted in the attached email generated by the Company's website for contact submissions, the Proponent did not submit the Proposal until January 9, 2016, seven (7) days past the deadline.

The Staff has strictly construed the Rule 14a-8 deadline requirement in the past and has consistently taken the position that it would not recommend enforcement action when companies have proposed to exclude from proxy materials those proposals received even one day after the deadline. *See, e.g., Tidelands Bancshares, Inc.* (Jan 15, 2015) (one day late); *Applied Materials, Inc.* (Nov 20, 2014) (one day late); *BioMarin Pharmaceutical Inc.* (Mar 14, 2014) (five days late); *PepsiCo, Inc.* (Jan 3, 2014) (three days late); and *Equity LifeStyle Properties, Inc.* (Feb 10, 2012) (five days late).

Supporting these interpretations in its no-action letters, the Staff has informed stockholders that they should submit proposals "well in advance of the deadline and by a means that allows the stockholder to demonstrate the date the proposal was received at the company's principal executive offices." Staff Legal Bulletin No. 14 (July 13, 2001).

Further, under Rule 14a-8(f)(1), since the submission of the Proposal past the properly determined deadline is a deficiency that cannot be remedied by the Proponent, the Company has not provided, and does not intend to provide, the Proponent with notice and 14 calendar days to correct the numerous other deficiencies in the submission and the Proposal under Rule 14a-8, only as it relates to the 2016 Annual Meeting.

The Company is prepared to supplement this letter in the event that the Staff determines that such discussion is necessary or the Staff does not concur with the Company's determination to omit the Proposal because it was submitted past the deadline for annual meeting proposals.

B. Conclusion

Because the submission of the Proponent was not received at the Company's principal executive offices by the deadline provided by Rule 14a-8(e)(2), the Company respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Company's proxy materials for the 2016 Annual Meeting.

III. The Company may exclude the Proposal from the Proxy Materials relating to the Special Meeting because the Proponent has not satisfied the procedural requirement set forth in Rule 14a-8(e)(3) under the Exchange Act.

A. Analysis

The Company believes it may properly exclude the Proposal from the Special Meeting proxy materials pursuant to Rule 14a-8(e)(3) because it did not receive the Proposal within a reasonable time before the Company will begin printing and sending its proxy materials for the Special Meeting.

Rule 14a-8(e)(3) provides that a stockholder's proposal may be omitted from a registrant's proxy materials if it is not submitted within a "reasonable time before the company begins to print and mail its proxy materials."

In determining whether a proposal is made within a reasonable time, the fundamental consideration is whether the time of submission of the proposal affords the registrant reasonable time to consider the proposal without causing an excessive delay in the distribution of proxy materials to stockholders. *See, Jefferson-Pilot Corporation* (January 30, 2006). In Jefferson-Pilot, the company was holding a special meeting and the proponent of the proposal submitted the proposal to the company on January 17, 2006, only 22 days before the company planned to print and mail its proxy material. In that instance, the Staff found some basis for Jefferson-Pilot's view that the proposal was not timely submitted in accordance with Rule 14a-8(e)(3).

The Proponent submitted its Proposal on January 9, 2016. The Company is preparing to file its preliminary proxy materials on or about January 26, 2016 and definitive proxy materials on or about February 5, 2016.

Further, the Special Meeting is contractually-mandated to be held on or before March 4, 2016, pursuant to Section 4(p) of that certain securities purchase agreement between the Company and the purchasers of its senior secured convertible notes, dated December 28, 2015 (the "**SPA**"), filed as Exhibit 10.1to the Company's Form 8-K as filed with the Commission on December 29, 2015. Under the SPA, the Company is obligated to hold a special meeting for approval of certain terms of the senior secured convertible notes and related Series D warrants "no later than sixty-five (65) calendar days after the Closing Date." The Closing Date (as defined in the SPA) was December 30, 2015. Therefore, the Company may not move the Special Meeting date past March 4, 2016 as doing so would result in a breach of the SPA and an event of default under the senior secured convertible notes. Further, under the SPA, the Company must use its best efforts to solicit proxies in favor of the proposals related to the SPA. Any delay in printing and mailing the proxy materials for the Special Meeting could result in an unacceptably short proxy solicitation period under the SPA.

Given, (1) that there are numerous other procedural deficiencies in the submission of the Proposal to the Company, as noted below, (2) the Company needed time to review and provide the Proponent with a response regarding those other procedural deficiencies, (3) the Proponent has 14 calendar days to cure the other deficiencies under Rule 14a-8(f), (4) the Company's belief that even if the Proponent cures the other procedural deficiencies, the Proposal can be excluded from the proxy statement on the basis Rule 14a-8(i)(7) as relating to the Company's business operations and management and (5) the Company's contractual obligation to hold the special meeting by March 4, 2016, the Company believes that the submission of the Proposal on

January 2, 2016 which was only 27 days prior to the Company's anticipated date for printing and mailing the proxy materials was not a reasonable period of time before the Company begins to print and send its proxy materials for the special meeting.

Under Rule 14a-8(f)(1), since it is not settled whether the submission of the Proposal met the reasonable timeliness requirement of Rule 14a-8(e)(3), the Company has provided the Proponent with notice and 14 calendar days to correct the numerous other deficiencies in the submission and the Proposal under Rule 14a-8, only as it relates to the Special Meeting. That notification is attached hereto as Exhibit B. As noted therein, in addition to the timeliness deficiencies noted herein, the submission and the Proposal failed to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of the Proponent's continuous ownership of the requisite amount of the Company's voting securities for at least one year prior to the date on which the Proposal was submitted, (2) Rule 14a-8(b)(2) concerning the proof of status as a holder of record or otherwise of such securities, (3) Rule 14a-8(b)(1) & (2) concerning the Proponent's representation that he intend to hold the requisite amount of securities through the date of the meeting and (4) Rule 14a-8(d) regarding the length of the Proposal.

The Company is prepared to supplement this letter in the event that the Staff determines that such discussion is necessary or the Staff does not concur with the Company's determination to omit the Proposal because it was submitted past a reasonable timeframe.

B. <u>Conclusion</u>

Because the submission of the Proponent does not meet the reasonable time requirement provided by Rule 14a-8(e)(3), the Company respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Company's proxy materials for the Special Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 303.352.1133.

Sincerely,

Jason K. Brenkert

JKB:hld
Enclosures

cc: James Theologus
Jeff Rona (Chief Financial Officer, Great Basin Scientific Inc.)

EXHIBIT A
to letter to:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Dated: January 22, 2016

From: Great Basin Corporation <noreply@gbscience.com>
Reply-To: ***FISMA & OMB MEMORANDUM M-07-16***
Date: Saturday, January 9, 2016 at 11:37 AM
To: Sandra Nielsen <snielsen@gbscience.com>
Subject: [Spoofing] New Contact Submission for Public Relations

A contact form submission has come through the website (gbscience.com) for Public Relations. Their submitted info is below:

Name

James Theologus

Company

Shareholder Great Basin

Email

FISMA & OMB MEMORANDUM M-07-16

Phone

SMA & OMB MEMORANDUM M-07-16***

How did you hear about us?

Other

If Other

Shareholder

Who would you like to contact?

Public Relations

Message

For the corporate secretary.

I'm a shareholder of GBSN. I have a petition signed by over 120 shareholders to call a special meeting and hold a vote. The link to view the vote is https://www.change.org/p/shareholders-of-stock-symbol-gbsn-resignation-and-replacement-of-the-officers-of-great-basin-scientific and the contents of the vote are to pertain to the following action.

The following individuals outlined are hereby ordered by the shareholders to, in whole, remove themselves and surrender all titles and benefits granted by the company, Great Basin scientific, in a manner to which satisfies the company's contractual obligation to those mentioned, agreed upon from their individual date of hire (or date office was obtained) and as amended in proper accordance as time has progressed until the date of 12/31/15.

Mr. Ryan Ashton - President and Chief Executive Officer
Mr. Jeffrey Rona - Chief financial officer
Ms. Sandra Nielsen - Vice President of sales and marketing

Individuals mentioned above will hereby forfeit and surrender any and all company owned property in a legal and respectfully viable manner.
They are hereby ordered to submit a covenant to not compete clause with respect to any and all trade secrets, patented products, products or technologies currently under development or nearing developmental stages, information pertaining to existing clientele and customers, financial information, and all other information pertaining to "day to day" operational information that is currently related to any and all interest of Great Basin Scientific or is subsidiaries past/present/future.

We the shareholders do hereby dismiss the mentioned persons on the basis of
1. Acting in a manner that does not reflect the best financial options for the shareholders and finances invested.
2. That in a time of crisis as prices per share fell to all time lows they in fact borrowed against shareholder interest to cause further stock dilution.
3. Through the means of investor relations representative David Clair (Senior Vice President - ICR inc.) they caused investor confusion and allowed, perhaps imploring Mr. Clair to provide false information to investors.
4. They allowed continual volatility to damage stock price resulting in a loss of 90% per share within a 2 week span to pay off outstanding warrants which resulted it further dilution as well as additional shares to be added and sold against shareholder interest.
5. By exercising poor public relations, the mentioned members of the company have allowed the public perception of Great Basin scientific to come to great harm and scrutiny causing possible if not probable long lasting damage the likes of which the company as a whole does not deserve.
6. Misappropriation of funds resulting in increased cost of "day to day" operations causing unforeseen financial damages to the company and its future.

EXHIBIT B

to letter to
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
dated January 22, 2016

DORSEY™
DORSEY & WHITNEY LLP

January 22, 2016

(Via Electronic Mail)

James Theologus
FISMA & OMB MEMORANDUM M-07-16

RE: Great Basin Scientific Inc. 2016 Annual Meeting and March 2016 Special Meeting Shareholder Proposal of James Theologus

Mr. Theologus:

Our client, Great Basin Scientific, Inc. (the "**Company**"), is in receipt of your shareholder proposal for the Company, dated January 1, 2016 (the "**Proposal**"), which the Company received from you via submission to the Company's website on January 9, 2016. As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to the Company. A copy of Rule 14a-8 is enclosed for your reference as Exhibit A hereto. This letter also provides you notice that the submission is deficient under the Company's Certificate of Incorporation and Bylaws for the reasons stated below. Pursuant to your request, this letter is being provided to you via email at the above-referenced email address.

Rule 14a-8 Procedural Deficiencies

In accordance with Rule 14a-8(f)(1) of the Exchange Act, on behalf of the Company we hereby notify you that the Proposal is deficient in that it fails to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of your continuous ownership of the requisite amount of the Company's voting securities for at least one year prior to the date on which the Proposal was submitted, (2) Rule 14a-8(b)(2) concerning the proof of your status as a holder of record or otherwise of such securities, (3) Rule 14a-8(b)(1) & (2) concerning your representation that you intend to hold the requisite amount of securities through the date of meeting, (4) Rule 14a-8(d) regarding the length of the Proposal, and (5) Rule 14a-8(e) regarding the submission deadline for the Proposal.

<u>Rule 14a-8(b)(1) & (2) Deficiencies</u>

Under Rule 14a-8(b)(1), in order to be eligible to submit a shareholder proposal to the Company under Rule 14a-8, you "must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal [and] [y]ou must continue to hold those securities through the date of the meeting."

If you wish to cure the deficiencies related to Rule 14a-8(b)(1) and (2), you must respond to this letter with either:

(a) if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting your ownership of the requisite amount of the Company's common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, a written statement from you that you continuously held the required number of shares for the requisite one-year period and a written statement that you will continue to hold such requisite number of shares through to the date of the meeting; **or**

(b) a written statement from the record holder of your shares verifying that you beneficially held the requisite number of shares of the Company's common stock continuously for at least one year as of the date you submitted the Proposal and a written statement that you will continue to hold such requisite number of shares through to the date of the meeting. For these purposes, only a DTC participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. You can determine whether your particular bank or broker is a DTC participant by checking DTC's participant list.

For purposes of determining the date you submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically, which in this case was January 9, 2016.

<u>Rule 14a-8(d) Deficiency</u>

Under Rule 14a-8(d), the Proposal, including any accompanying statement, may not exceed 500 words. Your submission was not clear as to what accompanying statements you were requesting be included with the Proposal to be sent shareholders. Based on our review of your submission, it appears that the Proposal plus all accompanying statements submitted by you total 693 words.

If you desire to cure this deficiency please resubmit the Proposal and supporting statement to make it clear what you propose to have included in the Proposal sent to shareholders and ensure that such submission does not exceed 500 words.

Rule 14a-8(e) Deficiency

Annual Meeting

Under Rule 14a-8(e)(1), the deadline for the submission of the Proposal for Company's 2016 annual meeting was January 2, 2016. This deadline was disclosed in the Company's definitive proxy statement for the Company's 2015 meeting of shareholders as filed with the United States Securities and Exchange Commission (the "**SEC**") on April 30, 2015 and again in the Company's definitive proxy statement for the Company's special meeting of shareholders held on December 8, 2015 as filed with the SEC on November 3, 2015. This date is calculated pursuant to Rule 14a-8(e)(2) as the date that is 120 days before the date of the Company's proxy statement released to shareholders in connection with the 2015 annual meeting of shareholders, which was April 30, 2015 (assuming that the 2016 annual meeting will not be changed by more than 30 days from the 2015 meeting, which, pursuant to the Company's current plans, it will not).

This deficiency cannot be cured, and the Company has transmitted to the SEC a no-action letter request, requesting that the Staff of the SEC concur that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Company's proxy materials for the 2016 annual meeting. A copy of that submission is attached as Exhibit B hereto.

Special Meeting

Under Rule 14a-8(e)(3), the deadline for the submission of the Proposal for the Company's special meeting of shareholders to be held on or about March 4, 2016, is a reasonable time before the Company begins to print and send its proxy materials for the special meeting.

Currently, the Company anticipates that it will file its preliminary proxy statement for the special meeting on or about January 26, 2016 and will file its definitive proxy statement for the special meeting on or about February 5, 2016. Pursuant to the Company's agreement with the holders of its senior secured convertible notes under that certain securities purchase agreement between the Company and the purchasers of such notes, dated December 28, 2015 (the "**SPA**"), the Company is obligated to hold the special meeting regarding a shareholder vote on certain provisions of the senior secured convertible notes and related Series D warrants no later than 65 days following the closing date, as defined in the SPA. The closing date was December 30, 2015 and, therefore, the Company is contractually obligated to hold the meeting on or before March 4, 2016 (the "**Special Meeting Deadline**").

Given: (1) the numerous procedural deficiencies in your submission of the Proposal to the Company, as noted above, (2) the timeframe for the Company providing you with this response regarding those procedural deficiencies, (3) you having 14 calendar days to cure the above deficiencies under Rule 14a-8(f), (4) the Company's belief that even if you cure the above procedural deficiencies, the Proposal can be excluded from the proxy statement on the basis Rule 14a-8(i)(7) as relating to the Company's business operations and management and (5) the Company's contractual obligation to hold the special meeting by the Special Meeting Deadline, the Company believes that the submission of the Proposal was not a reasonable period of time before the Company begins to print and send its proxy materials for the special meeting.

This deficiency cannot be cured, and the Company has transmitted to the SEC a no-action letter request, requesting that the Staff of the SEC concur that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the Company's proxy materials for the March 2016 special meeting. A copy of that submission is attached as Exhibit B hereto.

Your Response

Your response to the above noted Rule 14a-8 deficiencies must be postmarked, or transmitted electronically, no later than 14 days following the date you receive this letter. If you do not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and, should the Staff of the SEC not agree with our no-action requests regarding the timeliness of the submission of the Proposal for the 2016 annual meeting of shareholders and March 2016 special meeting of shareholders, the Company will seek to exclude the Proposal from its proxy materials for its 2016 annual meeting of shareholders and March 2016 special meeting of shareholders on the basis of its other procedural deficiencies.

As noted in the no-action request to the SEC regarding exclusion of the Proposal for your failure to timely submit the Proposal for either the 2016 annual meeting of shareholders or the March 2016 special meeting of shareholders, attached as Exhibit B, you may, but are not required to, respond to the Company's request by submitting your response to the SEC and copying the Company.

Deficiencies under the Company's Certificate of Incorporation and Bylaws

Unrelated to the deficiencies of the Proposal and your submission under Rule 14a-8, the Proposal was also deficient under the Company's Seventh Amended and Restated Certificate of

DORSEY™

Incorporation and Bylaws, which are available for your review as Exhibits 3.3, 3.4 and 3.5 to the Company's registration statement on Form S-1, as filed with the SEC on September 8, 2014.

In relation to your demand that the Company call a special meeting of the shareholders to vote on your Proposal, under the Delaware General Corporation Law, the Company's Seventh Amended and Restated Certificate of Incorporation and the Company's Bylaws, only the chairman of the board, the chief executive officer or a majority of the board of directors may call a special meeting. Shareholders of the Company are not entitled to call a special meeting and, therefore, your demand for a special meeting has no legal basis.

Further, in relation to shareholder proposals outside of the procedures of Rule 14a-8, we note that the Proposal did not meet any of the requirements of Section 2.05 of the Bylaws and is therefore legally deficient.

Sincerely,

Jason K. Brenkert

JKB:hld
Enclosures

cc: Jeff Rona (CFO, Great Basin Scientific Inc.)